II-VI INCORPORATED AND LASER POWER CORPORATION AGREE TO MERGER

PITTSBURGH and SAN DIEGO--(BUSINESS WIRE)--June 28, 2000--II-VI Incorporated (Nasdaq:IIVI - NEWS) and Laser Power Corporation (Nasdaq:LPWR - NEWS) today jointly announced the signing of a definitive merger agreement pursuant to which II-VI will acquire Laser Power. Laser Power also announced that prior to entering into the agreement with II-VI, it terminated its merger agreement with Union Miniere S.A.

Under the terms of the merger agreement with II-VI, II-VI Acquisition Corp., a wholly-owned subsidiary of II-VI, will merge with and into Laser Power. As a first step, II-VI Acquisition Corp. will commence an exchange offer to purchase each outstanding share of Laser Power common stock for .052 of a share of II-VI common stock and $2.89 per share in cash, subject to the minimum and ceiling prices described below. Based on the closing market price of II-VI common stock on June 27, 2000, the value of this offer to Laser Power's stockholders is approximately $5.37 per share, or approximately $52.0 million in the aggregate.

The number of shares of II-VI common stock issued in exchange for each share of Laser Power common stock will be adjusted as follows. II-VI has agreed to pay a minimum of $5.15 per share for each share of Laser Power common stock validly tendered and not properly withdrawn. The value of the II-VI stock component of the offer is to be based on the volume weighted average trading price of II-VI common stock for the 12 trading days prior to the closing of the offer. As a result, if that volume weighted average trading price of II-VI common stock is less than $43.46 per share, the proposed stock and cash offer would be less than $5.15 per share if not adjusted and, therefore, II-VI will need to offer additional shares or cash in order to provide the minimum consideration. Similarly, the II-VI offer is subject to a ceiling price of $5.65 per share for each share of Laser Power common stock validly tendered and not properly withdrawn. Consequently, if that volume weighted average trading price of II-VI common stock exceeds $53.08 per share, the proposed stock and cash offer would be more than $5.65 per share if not adjusted and, therefore, in that instance II-VI will pay $2.89 net in cash and an adjusted number of shares of II-VI common stock so that the aggregate consideration equals $5.65 per share for each share of Laser Power common stock.

Following the exchange offer, II-VI will effect a merger in which the non-tendering stockholders of Laser Power will receive the same consideration paid in the exchange offer. The transaction will be taxable to the Laser Power stockholders.

The transaction has been unanimously approved by the boards of II-VI and Laser Power. II-VI currently holds 1,252,100 shares of Laser Power common stock which represents approximately 13% of Laser Power's outstanding common stock.

The merger is conditioned upon, among other things, the tender into the exchange offer of not less than a majority of the shares of Laser Power common stock outstanding (including the shares of Laser Power stock owned by II-VI) and receipt of all required regulatory approvals.

Headquartered in Saxonburg, Pennsylvania II-VI Incorporated designs, manufactures and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray instrumentation and has recently announced new products to serve the telecommunication industry. II-VI's infrared products are used primarily in high-power CO2 (carbon dioxide) lasers. II-VI's VLOC subsidiary manufactures near-infrared and visible light products for industrial, scientific and medical instruments and solid-state (such as YAG and YLF) lasers and products for the telecommunications industry. II-VI's eV PRODUCTS division manufactures and markets solid-state x-ray and gamma-ray detector products for the nuclear radiation detection industry.

Laser Power designs, manufactures, and markets high performance optics. Laser Power's laser optic products are sold to laser system OEMs and end users as original and replacement components in high power CO2 and other lasers. The main applications are in industrial processing such as sheet metal cutting, automobile body welding, surface hardening for engine components and scribing and drilling delicate ceramic circuits. Laser Power's infrared optics products consist of a variety of infrared windows, domes and other optical elements used in thermal imaging systems.

This document contains forward-looking statements concerning the financial condition, results of operations and business of II-VI and its proposed acquisition of Laser Power, the anticipated financial and other benefits of such proposed acquisition and the plans and objectives of II-VI's management following such proposed acquisition, including, without limitation, statements relating to: (A) the likelihood of consummating the proposed acquisition, (B) the cost savings expected to result from the proposed acquisition, (C) anticipated results of operations of the combined company following the proposed acquisition, (D) projected earnings per share of the combined company following the proposed acquisition, and (E) the restructuring charges estimated to be incurred in connection with the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: (1) the proposed acquisition may not be consummated on the terms being offered or at all, (2) cost savings expected to results from the proposed acquisition may not be fully realized or realized within the expected time frame; (3) operating results following the proposed acquisition may be lower than expected; (4) competitive pressures may increase significantly; (5) costs or difficulties related to the integration of the businesses of II-VI and Laser Power may be greater than expected; (6) general economic conditions, whether nationally or in the markets in which II-VI and Laser Power conduct business, may be less favorable than expected; (7) legislation or regulatory changes may adversely affect the businesses in which II-VI and Laser Power are engaged; or (8) adverse changes may occur in the securities markets. This press release contains certain forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the actions of governmental regulators and the behavior of other market participants. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of II-VI or Laser Power. At the time the offer is commenced, II-VI will file a registration statement with the Securities and Exchange Commission and Laser Power will file a solicitation/recommendation statement with respect to the exchange offer. The exchange offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of Laser Power at no expense to them. The exchange offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) and the solicitation/recommendation statement will also be available at no charge at the commission's Web site at WWW.SEC.GOV.

CONTACT:

         II-VI Incorporated

         Jim Martinelli, Treasurer & Chief Financial Officer, 724-352-4455, or e-mail, jmartinelli@ii-vi.com.


                  or

         Laser Power Corporation
         Bernard J. Brady, Vice President, Chief Financial Officer & Secretary, 909/926-1866